(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 10
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                        EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 12, 2005
                       to 12:01 a.m. on December 31, 2006

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: August 31, 2006                   By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

(CHUBB LOGO)                                    DECLARATIONS
CHUBB GROUP OF INSURANCE COMPANIES              FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059 COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 81906671

CITIZENS ADVISERS, INC.

                                                FEDERAL INSURANCE COMPANY
ONE HARBOUR PLACE                               Incorporated under the laws of
PORTSMOUTH, N H 03801                           Indiana a stock insurance
                                                company herein called the
                                                COMPANY

                                                Capital Center, 251 North
                                                Illinois, Suite 1100
                                                Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on September 12, 2005
                       to 12:01 a.m. on September 12, 2006

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE
     1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                      DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY     AMOUNT
---------------                                  ------------------   ----------
1.  Employee                                         $5,000,000         $25,000
2.  On Premises                                      $5,000,000         $25,000
3.  In Transit                                       $5,000,000         $25,000
4.  Forgery or Alteration                            $5,000,000         $25,000
5.  Extended Forgery                                 $5,000,000         $25,000
6.  Counterfeit Money                                $5,000,000         $25,000
7.  Threats to Person                                $5,000,000         $25,000
8.  Computer System                                  $5,000,000         $25,000
9.  Voice Initiated Funds Transfer Instruction       $5,000,000         $25,000
10  Uncollectible Items of Deposit                   $  100,000         $ 5,000
11. Audit Expense                                    $  100,000         $ 5,000
12. Telefacsimile Instruction                        $  100,000         $ 5,000
13. Stop Payment                                     $  100,000         $ 5,000
14. Automated Telephone                              $  100,000         $ 5,000
15. Unauthorized Signature                           $  100,000         $ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Telefascimile Instruction, 2) Stop Payment, 3) Automated Telephone, 4) Unauthorized Signature, 5) Termination- Nonrenewal-Notice, 6) Compliance with Applicable Trade Sanction Laws, 7) NH Amendatory, 8) Amend Name of Assured, 9) General Termination

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ W. Andrew Macan                     /s/ Thomas F. Motamed
-------------------------------------   ----------------------------------------
W. Andrew Macan                         Thomas F. Motamed
Secretary                               President


Countersigned by                        /s/ Robert Hamburger
                 --------------------   ----------------------------------------
                                        Robert Hamburger
                                        Authorized Representative


ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

(CHUBB LOGO)

                                 The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee                         1.   Loss resulting directly from LARCENY or
                                      EMBEZZLEMENT committed by any EMPLOYEE,
                                      alone or in collusion with others.

On Premises                      2.   Loss of PROPERTY resulting directly from
                                      robbery, burglary, false pretenses, common
                                      law or statutory larceny, misplacement,
                                      mysterious unexplainable disappearance,
                                      damage, destruction or removal, from the
                                      possession, custody or control of the
                                      ASSURED, while such PROPERTY is lodged or
                                      deposited at premises located anywhere.

In Transit                       3.   Loss of PROPERTY resulting directly from
                                      common law or statutory larceny,
                                      misplacement, mysterious unexplainable
                                      disappearance, damage or destruction,
                                      while the PROPERTY is in transit anywhere:

                                      a.   in an armored motor vehicle,
                                           including loading and unloading
                                           thereof,

                                      b.   in the custody of a natural person
                                           acting as a messenger of the ASSURED,
                                           or

                                      c.   in the custody of a TRANSPORTATION
                                           COMPANY and being transported in a
                                           conveyance other than an armored
                                           motor vehicle provided, however, that
                                           covered PROPERTY transported in such
                                           manner is limited to the following:

                                           (1)  written records,

                                           (2)  securities issued in registered
                                                form, which are not endorsed or
                                                are restrictively endorsed, or

                                           (3)  negotiable instruments not
                                                payable to bearer, which are not
                                                endorsed or are restrictively
                                                endorsed.

                                      Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

INSURING CLAUSES (continued)

Forgery Or Alteration            4.   Loss resulting directly from:

                                      a.   FORGERY on, or fraudulent material
                                           alteration of, any bills of exchange,
                                           checks, drafts, acceptances,
                                           certificates of deposits, promissory
                                           notes, due bills, money orders,
                                           orders upon public treasuries,
                                           letters of credit, other written
                                           promises, orders or directions to pay
                                           sums certain in money, or receipts
                                           for the withdrawal of PROPERTY, or

                                      b.   transferring, paying or delivering
                                           any funds or other PROPERTY, or
                                           establishing any credit or giving any
                                           value in reliance on any written
                                           instructions, advices or applications
                                           directed to the ASSURED authorizing
                                           or acknowledging the transfer,
                                           payment, delivery or receipt of funds
                                           or other PROPERTY, which
                                           instructions, advices or applications
                                           fraudulently purport to bear the
                                           handwritten signature of any customer
                                           of the ASSURED, or shareholder or
                                           subscriber to shares of an INVESTMENT
                                           COMPANY, or of any financial
                                           institution or EMPLOYEE but which
                                           instructions, advices or applications
                                           either bear a FORGERY or have been
                                           fraudulently materially altered
                                           without the knowledge and consent of
                                           such customer, shareholder,
                                           subscriber, financial institution or
                                           EMPLOYEE;

                                      excluding, however, under this INSURING
                                      CLAUSE any loss covered under INSURING
                                      CLAUSE 5. of this Bond, whether or not
                                      coverage for INSURING CLAUSE 5. is
                                      provided for in the DECLARATIONS of this Bond.

                                      For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery                 5.   Loss resulting directly from the ASSURED
                                      having, in good faith, and in the ordinary
                                      course of business, for its own account or
                                      the account of others in any capacity:

                                      a.   acquired, accepted or received,
                                           accepted or received, sold or
                                           delivered, or given value, extended
                                           credit or assumed liability, in
                                           reliance on any original SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS which prove to:

                                           (1)  bear a FORGERY or a fraudulently
                                                material alteration,

                                           (2)  have been lost or stolen, or

                                           (3)  be COUNTERFEIT, or

                                      b.   guaranteed in writing or witnessed
                                           any signatures on any transfer,
                                           assignment, bill of sale, power of
                                           attorney, guarantee, endorsement or
                                           other obligation upon or in
                                           connection with any SECURITIES,
                                           DOCUMENTS OR OTHER WRITTEN
                                           INSTRUMENTS.

                                      Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS
                                      OR OTHER WRITTEN INSTRUMENTS by an
                                      EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the
                                      ASSURED is a condition precedent to the
                                      ASSURED having relied on such items.
                                      Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

(CHUBB LOGO)

INSURING CLAUSES

Extended Forgery (continued)          For the purpose of this INSURING CLAUSE, a
                                      mechanically reproduced facsimile
                                      signature is treated the same as a
                                      handwritten signature.

Counterfeit Money                6.   Loss resulting directly from the receipt
                                      by the ASSURED in good faith of any
                                      COUNTERFEIT money.

Threats To Person                7.   Loss resulting directly from surrender of
                                      PROPERTY away from an office of the
                                      ASSURED as a result of a threat
                                      communicated to the ASSURED to do bodily
                                      harm to an EMPLOYEE as defined in Section
                                      1.e. (1), (2) and (5), a RELATIVE or
                                      invitee of such EMPLOYEE, or a resident of
                                      the household of such EMPLOYEE, who is, or
                                      allegedly is, being held captive provided,
                                      however, that prior to the surrender of
                                      such PROPERTY:

                                      a.   the EMPLOYEE who receives the threat
                                           has made a reasonable effort to
                                           notify an officer of the ASSURED who
                                           is not involved in such threat, and

                                      b.   the ASSURED has made a reasonable
                                           effort to notify the Federal Bureau
                                           of Investigation and local law
                                           enforcement authorities concerning
                                           such threat.

                                      It is agreed that for purposes of this
                                      INSURING CLAUSE, any EMPLOYEE of the
                                      ASSURED, as set forth in the preceding
                                      paragraph, shall be deemed to be an
                                      ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System                  8.   Loss resulting directly from fraudulent:

                                      a.   entries of data into, or

                                      b.   changes of data elements or programs
                                           within,

                                      A COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                           (1)  funds or other property to be
                                                transferred, paid or delivered,

                                           (2)  an account of the ASSURED or of
                                                its customer to be added,
                                                deleted, debited or credited, or

                                           (3)  an unauthorized account or a
                                                fictitious account to be debited
                                                or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

INSURING CLAUSES (continued)

Voice Initiated Funds Transfer   9.   Loss resulting directly from VOICE
Instruction                           INITIATED FUNDS TRANSFER INSTRUCTION
                                      directed to the ASSURED authorizing the
                                      transfer of dividends or redemption
                                      proceeds of INVESTMENT COMPANY shares from
                                      a CUSTOMER'S account, provided such VOICE
                                      INITIATED FUNDS TRANSFER INSTRUCTION was:

                                      a.   received at the ASSURED'S offices by
                                           those EMPLOYEES of the ASSURED
                                           specifically authorized to receive
                                           the VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION,

                                      b.   made by a person purporting to be a
                                           CUSTOMER, and

                                      c.   made by said person for the purpose
                                           of causing the ASSURED or CUSTOMER to
                                           sustain a loss or making an improper
                                           personal financial gain for such
                                           person or any other person.

                                      In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS
                                      TRANSFER INSTRUCTIONS must be received and processed in accordance with the
                                      Designated Procedures outlined in the
                                      APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit   10.  Loss resulting directly from the ASSURED
                                      having credited an account of a customer,
                                      shareholder or subscriber on the faith of
                                      any ITEMS OF DEPOSIT which prove to be
                                      uncollectible, provided that the crediting
                                      of such account causes:

                                      a.   redemptions or withdrawals to be
                                           permitted,

                                      b.   shares to be issued, or

                                      c.   dividends to be paid,

                                      from an account of an INVESTMENT COMPANY.

                                      In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold
                                      ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                      ITEMS OF DEPOSIT shall not be deemed
                                      uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense                    11.  Expense incurred by the ASSURED for that
                                      part of the cost of audits or examinations
                                      required by any governmental regulatory
                                      authority or self-regulatory organization
                                      to be conducted by such authority,
                                      organization or their appointee by reason
                                      of the discovery of loss sustained by the
                                      ASSURED and covered by this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

(CHUBB LOGO)

GENERAL AGREEMENTS

Additional Companies Included    A.   If more than one corporation, or
As Assured                            INVESTMENT COMPANY, or any combination of
                                      them is included as the ASSURED herein:

                                      (1)  The total liability of the COMPANY
                                           under this Bond for loss or losses
                                           sustained by any one or more or all
                                           of them shall not exceed the limit
                                           for which the COMPANY would be liable
                                           under this Bond if all such loss were
                                           sustained by any one of them.

                                      (2)  Only the first named ASSURED shall be
                                           deemed to be the sole agent of the
                                           others for all purposes under this
                                           Bond, including but not limited to
                                           the giving or receiving of any notice
                                           or proof required to be given and for
                                           the purpose of effecting or accepting
                                           any amendments to or termination of
                                           this Bond. The COMPANY shall furnish
                                           each INVESTMENT COMPANY with a copy
                                           of the Bond and with any amendment
                                           thereto, together with a copy of each
                                           formal filing of claim by any other
                                           named ASSURED and notification of the
                                           terms of the settlement of each such
                                           claim prior to the execution of such
                                           settlement.

                                      (3)  The COMPANY shall not be responsible
                                           for the proper application of any
                                           payment made hereunder to the first
                                           named ASSURED.

                                      (4)  Knowledge possessed or discovery made
                                           by any partner, director, trustee,
                                           officer or supervisory employee of
                                           any ASSURED shall constitute
                                           knowledge or discovery by all the
                                           ASSUREDS for the purposes of this
                                           Bond.

                                      (5)  If the first named ASSURED ceases for
                                           any reason to be covered under this
                                           Bond, then the ASSURED next named on
                                           the APPLICATION shall thereafter be
                                           considered as the first named ASSURED
                                           for the purposes of this Bond.

Representation Made By Assured   B.   The ASSURED represents that all
                                      information it has furnished in the
                                      APPLICATION for this Bond or otherwise is
                                      complete, true and correct. Such
                                      APPLICATION and other information
                                      constitute part of this Bond.

                                      The ASSURED must promptly notify the
                                      COMPANY of any change in any fact or
                                      circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                      Any intentional misrepresentation,
                                      omission, concealment or incorrect
                                      statement of a material fact, in the
                                      APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

GENERAL AGREEMENTS (continued)

Additional Offices Or            C.   If the ASSURED, other than an INVESTMENT
Employees - Consolidation,            COMPANY, while this Bond is in force,
Merger Or Purchase Or                 merges or consolidates with, or purchases
Acquisition Of Assets Or              or acquires assets or liabilities of
Liabilities - Notice To               another institution, the ASSURED shall not
Company                               have the coverage afforded under this Bond
                                      for loss which has:

                                      (1)  occurred or will occur on premises,
                                           or

                                      (2)  been caused or will be caused by an
                                           employee, or

                                      (3)  arisen or will arise out of the
                                           assets or liabilities,

                                      of such institution, unless the ASSURED:

                                      a.   gives the COMPANY written notice of
                                           the proposed consolidation, merger or
                                           purchase or acquisition of assets or
                                           liabilities prior to the proposed
                                           effective date of such action, and

                                      b.   obtains the written consent of the
                                           COMPANY to extend some or all of the
                                           coverage provided by this Bond to
                                           such additional exposure, and

                                      c.   on obtaining such consent, pays to
                                           the COMPANY an additional premium.

Change Of Control - Notice To    D.   When the ASSURED learns of a change in
Company                               control (other than in an INVESTMENT
                                      COMPANY), as set forth in Section 2(a) (9)
                                      of the Investment Company Act of 1940, the
                                      ASSURED shall within sixty (60) days give
                                      written notice to the COMPANY setting
                                      forth:

                                      (1)  the names of the transferors and
                                           transferees (or the names of the
                                           beneficial owners if the voting
                                           securities are registered in another
                                           name),

                                      (2)  the total number of voting securities
                                           owned by the transferors and the
                                           transferees (or the beneficial
                                           owners), both immediately before and
                                           after the transfer, and

                                      (3)  the total number of outstanding
                                           voting securities.

                                      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys'       E.   The COMPANY will indemnify the ASSURED for
Fees                                  court costs and reasonable attorneys' fees
                                      incurred and paid by the ASSURED in
                                      defense, whether or not successful,
                                      whether or not fully litigated on the
                                      merits and whether or not settled, of any
                                      claim, suit or legal proceeding with
                                      respect to which the ASSURED would be
                                      entitled to recovery under this Bond.
                                      However, with respect to INSURING CLAUSE
                                      1., this Section shall only apply in the
                                      event that:

                                      (1)  an EMPLOYEE admits to being guilty of
                                           LARCENY OR EMBEZZLEMENT,

                                      (2)  an EMPLOYEE is adjudicated to be
                                           guilty of LARCENY OR EMBEZZLEMENT, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

(CHUBB LOGO)

GENERAL AGREEMENTS

Court Costs And Attorneys'            (3)  in the absence of 1 or 2 above, an
Fees (continued)                           arbitration panel agrees, after a
                                           review of an agreed statement of
                                           facts between the COMPANY and the
                                           ASSURED, that an EMPLOYEE would be
                                           found guilty of LARCENY OR
                                           EMBEZZLEMENT if such EMPLOYEE were
                                           prosecuted.

                                      The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                      If the COMPANY declines to defend the
                                      ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                      If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE
                                      AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                      If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT
                                      OF LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS for the applicable INSURING
                                      CLAUSE bears to the total of the amount
                                      demanded in such suit or legal proceeding.

                                      If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                      INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE
                                      AMOUNT, bears to the total amount
                                      demanded.

                                      Amounts paid by the COMPANY for court
                                      costs and attorneys' fees shall be in
                                      addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

CONDITIONS AND LIMITATIONS

Definitions                      1.   As used in this Bond:

                                      a.   COMPUTER SYSTEM means a computer and
                                           all input, output, processing,
                                           storage, off-line media libraries,
                                           and communication facilities which
                                           are connected to the computer and
                                           which are under the control and
                                           supervision of the operating
                                           system(s) or application(s) software
                                           used by the ASSURED.

                                      b.   COUNTERFEIT means an imitation of an
                                           actual valid original which is
                                           intended to deceive and be taken as
                                           the original.

                                      c.   CUSTODIAN means the institution
                                           designated by an INVESTMENT COMPANY
                                           to maintain possession and control of
                                           its assets.

                                      d.   CUSTOMER means an individual,
                                           corporate, partnership, trust
                                           customer, shareholder or subscriber
                                           of an INVESTMENT COMPANY which has a
                                           written agreement with the ASSURED
                                           for VOICE INITIATED FUNDS TRANSFER
                                           INSTRUCTION.

                                      e.   EMPLOYEE means:

                                           (1)  an officer of the ASSURED,

                                           (2)  a natural person while in the
                                                regular service of the ASSURED
                                                at any of the ASSURED'S premises
                                                and compensated directly by the
                                                ASSURED through its payroll
                                                system and subject to the United
                                                States Internal Revenue Service
                                                Form W-2 or equivalent income
                                                reporting plans of other
                                                countries, and whom the ASSURED
                                                has the right to control and
                                                direct both as to the result to
                                                be accomplished and details and
                                                means by which such result is
                                                accomplished in the performance
                                                of such service,

                                           (3)  a guest student pursuing studies
                                                or performing duties in any of
                                                the ASSURED'S premises,

                                           (4)  an attorney retained by the
                                                ASSURED and an employee of such
                                                attorney while either is
                                                performing legal services for
                                                the ASSURED,

                                           (5)  a natural person provided by an
                                                employment contractor to perform
                                                employee duties for the ASSURED
                                                under the ASSURED'S supervision
                                                at any of the ASSURED'S
                                                premises,

                                           (6)  an employee of an institution
                                                merged or consolidated with the
                                                ASSURED prior to the effective
                                                date of this Bond,

                                           (7)  a director or trustee of the
                                                ASSURED, but only while
                                                performing acts within the scope
                                                of the customary and usual
                                                duties of any officer or other
                                                employee of the ASSURED or while
                                                acting as a member of any
                                                committee duly elected or
                                                appointed to examine or audit or
                                                have custody of or access to
                                                PROPERTY of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Definitions (continued)          (8)  each natural person, partnership or
                                      corporation authorized by written
                                      agreement with the ASSURED to perform
                                      services as electronic data processor of
                                      checks or other accounting records related
                                      to such checks but only while such person,
                                      partnership or corporation is actually
                                      performing such services and not:

                                      a.  creating, preparing, modifying or
                                          maintaining the ASSURED'S computer
                                          software or programs, or

                                      b.  acting as transfer agent or in any
                                          other agency capacity in issuing
                                          checks, drafts or securities for the
                                          ASSURED,

                                 (9)  any partner, officer or employee of an
                                      investment advisor, an underwriter
                                      (distributor), a transfer agent or
                                      shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT
                                      COMPANY or acting as a member of any
                                      committee duly elected or appointed to
                                      examine, audit or have custody of or
                                      access to PROPERTY of AN INVESTMENT
                                      COMPANY.

                                      The term EMPLOYEE shall not include any
                                      partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                      a.  which is not an "affiliated person"
                                          (as defined in Section 2(a) of the
                                          Investment Company Act of 1940) of an
                                          INVESTMENT COMPANY or of the
                                          investment advisor or underwriter
                                          (distributor) of such INVESTMENT
                                          COMPANY, or

                                      b.  which is a "bank" (as defined in
                                          Section 2(a) of the Investment Company
                                          Act of 1940).

                                          This Bond does not afford coverage in
                                          favor of the employers of persons as
                                          set forth in e. (4), (5) and (8)
                                          above, and upon payment to the ASSURED
                                          by the COMPANY resulting directly from
                                          LARCENY OR EMBEZZLEMENT committed by
                                          any of the partners, officers or
                                          employees of such employers, whether
                                          acting alone or in collusion with
                                          others, an assignment of such of the
                                          ASSURED'S rights and causes of action
                                          as it may have against such employers
                                          by reason of such acts so committed
                                          shall, to the extent of such payment,
                                          be given by the ASSURED to the
                                          COMPANY, and the ASSURED shall execute
                                          all papers necessary to secure to the
                                          COMPANY the rights provided for
                                          herein.

                                          Each employer of persons as set forth
                                          in e.(4), (5) and (8) above and the
                                          partners, officers and other employees
                                          of such employers shall collectively
                                          be deemed to be one person for all the
                                          purposes of this Bond; excepting,
                                          however, the fifth paragraph of
                                          Section 13.

                                          Independent contractors not specified
                                          in e.(4), (5) or (8) above,
                                          intermediaries, agents, brokers or
                                          other representatives of the same
                                          general character shall not be
                                          considered EMPLOYEES.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

CONDITIONS AND LIMITATIONS

Definitions (continued)               f.  FORGERY means the signing of the name
                                          of another natural person with the
                                          intent to deceive but does not mean a
                                          signature which consists in whole or
                                          in part of one's own name, with or
                                          without authority, in any capacity for
                                          any purpose.

                                      g.  INVESTMENT COMPANY means any
                                          investment company registered under
                                          the Investment Company Act of 1940 and
                                          listed under the NAME OF ASSURED on
                                          the DECLARATIONS.

                                      h.  ITEMS OF DEPOSIT means one or more
                                          checks or drafts drawn upon a
                                          financial institution in the United
                                          States of America.

                                      i.  LARCENY OR EMBEZZLEMENT means larceny
                                          or embezzlement as defined in Section
                                          37 of the Investment Company Act of
                                          1940.

                                      j.  PROPERTY means money, revenue and
                                          other stamps; securities; including
                                          any note, stock, treasury stock, bond,
                                          debenture, evidence of indebtedness,
                                          certificate of deposit, certificate of
                                          interest or participation in any
                                          profit-sharing agreement, collateral
                                          trust certificate, preorganization
                                          certificate or subscription,
                                          transferable share, investment
                                          contract, voting trust certificate,
                                          certificate of deposit for a security,
                                          fractional undivided interest in oil,
                                          gas, or other mineral rights, any
                                          interest or instruments commonly known
                                          as a security under the Investment
                                          Company Act of 1940, any other
                                          certificate of interest or
                                          participation in, temporary or interim
                                          certificate for, receipt for,
                                          guarantee of, or warrant or right to
                                          subscribe to or purchase any of the
                                          foregoing; bills of exchange;
                                          acceptances; checks; withdrawal
                                          orders; money orders; travelers'
                                          letters of credit; bills of lading;
                                          abstracts of title; insurance
                                          policies, deeds, mortgages on real
                                          estate and/or upon chattels and
                                          interests therein; assignments of such
                                          policies, deeds or mortgages; other
                                          valuable papers, including books of
                                          accounts and other records used by the
                                          ASSURED in the conduct of its business
                                          (but excluding all electronic data
                                          processing records); and, all other
                                          instruments similar to or in the
                                          nature of the foregoing in which the
                                          ASSURED acquired an interest at the
                                          time of the ASSURED'S consolidation or
                                          merger with, or purchase of the
                                          principal assets of, a predecessor or
                                          which are held by the ASSURED for any
                                          purpose or in any capacity and whether
                                          so held gratuitously or not and
                                          whether or not the ASSURED is liable
                                          therefor.

                                      k.  RELATIVE means the spouse of an
                                          EMPLOYEE or partner of the ASSURED and
                                          any unmarried child supported wholly
                                          by, or living in the home of, such
                                          EMPLOYEE or partner and being related
                                          to them by blood, marriage or legal
                                          guardianship.

                                      l.  SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                          INSTRUMENTS means original (including
                                          original counterparts) negotiable or
                                          non-negotiable instruments, or
                                          assignments thereof, which in and of
                                          themselves represent an equitable
                                          interest, ownership, or debt and which
                                          are in the ordinary course of business
                                          transferable by delivery of such
                                          instruments with any necessary
                                          endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

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
CONDITIONS AND LIMITATIONS

Definitions (continued)               m.  SUBSIDIARY means any organization
                                          that, at the inception date of this
                                          Bond, is named in the APPLICATION or
                                          is created during the BOND PERIOD and
                                          of which more than fifty percent (50%)
                                          of the outstanding securities or
                                          voting rights representing the present
                                          right to vote for election of
                                          directors is owned or controlled by
                                          the ASSURED either directly or through
                                          one or more of its subsidiaries.

                                      n.  TRANSPORTATION COMPANY means any
                                          organization which provides its own or
                                          its leased vehicles for transportation
                                          or which provides freight forwarding
                                          or air express services.

                                      o.  VOICE INITIATED ELECTION means any
                                          election concerning dividend options
                                          available to INVESTMENT COMPANY
                                          shareholders or subscribers which is
                                          requested by voice over the telephone.

                                      p.  VOICE INITIATED REDEMPTION means any
                                          redemption of shares issued by an
                                          INVESTMENT COMPANY which is requested
                                          by voice over the telephone.

                                      q.  VOICE INITIATED FUNDS TRANSFER
                                          INSTRUCTION means any VOICE INITIATED
                                          REDEMPTION OR VOICE INITIATED
                                          ELECTION.

                                 For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions               2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
- Applicable to All Insuring          COVER:
Clauses

                                      a.  loss not reported to the COMPANY in
                                          writing within sixty (60) days after
                                          termination of this Bond as an
                                          entirety;

                                      b.  loss due to riot or civil commotion
                                          outside the United States of America
                                          and Canada, or any loss due to
                                          military, naval or usurped power, war
                                          or insurrection. This Section 2.b.,
                                          however, shall not apply to loss which
                                          occurs in transit in the circumstances
                                          recited in INSURING CLAUSE 3.,
                                          provided that when such transit was
                                          initiated there was no knowledge on
                                          the part of any person acting for the
                                          ASSURED of such riot, civil commotion,
                                          military, naval or usurped power, war
                                          or insurrection;

                                      c.  loss resulting from the effects of
                                          nuclear fission or fusion or
                                          radioactivity;

                                      d.  loss of potential income including,
                                          but not limited to, interest and
                                          dividends not realized by the ASSURED
                                          or by any customer of the ASSURED;

                                      e.  damages of any type for which the
                                          ASSURED is legally liable, except
                                          compensatory damages, but not
                                          multiples thereof, arising from a loss
                                          covered under this Bond;

                                      f.  costs, fees and expenses incurred by
                                          the ASSURED in establishing the
                                          existence of or amount of loss under
                                          this Bond, except to the extent
                                          covered under INSURING CLAUSE 11.;

                                      g.  loss resulting from indirect or
                                          consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

CONDITIONS AND LIMITATIONS

General Exclusions                    h.  loss resulting from dishonest acts by
- Applicable to All Insuring              any member of the Board of Directors
Clauses (continued)                       or Board of Trustees of the ASSURED
                                          who is not an EMPLOYEE, acting alone
                                          or in collusion with others;

                                      i.  loss, or that part of any loss,
                                          resulting solely from any violation by
                                          the ASSURED or by any EMPLOYEE:

                                          (1)  of any law regulating:

                                               a.   the issuance, purchase or
                                                    sale of securities,

                                               b.   securities transactions on
                                                    security or commodity
                                                    exchanges or the over the
                                                    counter market,

                                               c.   investment companies,

                                               d.   investment advisors, or

                                          (2)  of any rule or regulation made
                                               pursuant to any such law; or

                                      j.  loss of confidential information,
                                          material or data;

                                      k.  loss resulting from voice requests or
                                          instructions received over the
                                          telephone, provided however, this
                                          Section 2.k. shall not apply to
                                          INSURING CLAUSE 7. or 9.

Specific Exclusions              3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
- Applicable To All Insuring          COVER:
Clauses Except Insuring
Clause 1.                             a.  loss caused by an EMPLOYEE, provided,
                                          however, this Section 3.a. shall not
                                          apply to loss covered under INSURING
                                          CLAUSE 2. or 3. which results directly
                                          from misplacement, mysterious
                                          unexplainable disappearance, or damage
                                          or destruction of PROPERTY;

                                      b.  loss through the surrender of property
                                          away from premises of the ASSURED as a
                                          result of a threat:

                                          (1)  to do bodily harm to any natural
                                               person, except loss of PROPERTY
                                               in transit in the custody of any
                                               person acting as messenger of the
                                               ASSURED, provided that when such
                                               transit was initiated there was
                                               no knowledge by the ASSURED of
                                               any such threat, and provided
                                               further that this Section 3.b.
                                               shall not apply to INSURING
                                               CLAUSE 7., or

                                          (2)  to do damage to the premises or
                                               PROPERTY of the ASSURED;

                                      c.  loss resulting from payments made or
                                          withdrawals from any account involving
                                          erroneous credits to such account;

                                      d.  loss involving ITEMS OF DEPOSIT which
                                          are not finally paid for any reason
                                          provided however, that this Section
                                          3.d. shall not apply to INSURING
                                          CLAUSE 10.;

                                      e.  loss of property while in the mail;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Specific Exclusions -                 f.   loss resulting from the failure for
Applicable To All Insuring                 any reason of a financial or
Clauses Except Insuring Clause             depository institution, its receiver
1. (continued)                             or other liquidator to pay or deliver
                                           funds or other PROPERTY to the
                                           ASSURED provided further that this
                                           Section 3.f. shall not apply to loss
                                           of PROPERTY resulting directly from
                                           robbery, burglary, misplacement,
                                           mysterious unexplainable
                                           disappearance, damage, destruction or
                                           removal from the possession, custody
                                           or control of the ASSURED.

                                      g.   loss of PROPERTY while in the custody
                                           of a TRANSPORTATION COMPANY, provided
                                           however, that this Section 3.g. shall
                                           not apply to INSURING CLAUSE 3.;

                                      h.   loss resulting from entries or
                                           changes made by a natural person with
                                           authorized access to a COMPUTER
                                           SYSTEM who acts in good faith on
                                           instructions, unless such
                                           instructions are given to that person
                                           by a software contractor or its
                                           partner, officer, or employee
                                           authorized by the ASSURED to design,
                                           develop, prepare, supply, service,
                                           write or implement programs for the
                                           ASSURED's COMPUTER SYSTEM; or

                                      i.   loss resulting directly or indirectly
                                           from the input of data into a
                                           COMPUTER SYSTEM terminal, either on
                                           the premises of the customer of the
                                           ASSURED or under the control of such
                                           a customer, by a customer or other
                                           person who had authorized access to
                                           the customer's authentication
                                           mechanism.

Specific Exclusions -            4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
Applicable To All Insuring            COVER:
Clauses Except Insuring
Clauses 1., 4., And 5.                a.   loss resulting from the complete or
                                           partial non-payment of or default on
                                           any loan whether such loan was
                                           procured in good faith or through
                                           trick, artifice, fraud or false
                                           pretenses; provided, however, this
                                           Section 4.a. shall not apply to
                                           INSURING CLAUSE 8.;

                                      b.   loss resulting from forgery or any
                                           alteration;

                                      c.   loss involving a counterfeit
                                           provided, however, this Section 4.c.
                                           shall not apply to INSURING CLAUSE 5.
                                           or 6.

Limit Of Liability/Non-          5.   At all times prior to termination of this
Reduction And Non-                    Bond, this Bond shall continue in force
Accumulation Of Liability             for the limit stated in the applicable
                                      sections of ITEM 2. of the DECLARATIONS,
                                      notwithstanding any previous loss for
                                      which the COMPANY may have paid or be
                                      liable to pay under this Bond provided,
                                      however, that the liability of the COMPANY
                                      under this Bond with respect to all loss
                                      resulting from:

                                      a.   any one act of burglary, robbery or
                                           hold-up, or attempt thereat, in which
                                           no EMPLOYEE is concerned or
                                           implicated, or

                                      b.   any one unintentional or negligent
                                           act on the part of any one person
                                           resulting in damage to or destruction
                                           or misplacement of PROPERTY, or

                                      c.   all acts, other than those specified
                                           in a. above, of any one person, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

CONDITIONS AND LIMITATIONS

Limit Of Liability/Non-               d.   any one casualty or event other than
Reduction And Non-                         those specified in a., b., or c.
Accumulation Of Liability                  above, shall be deemed to be one loss
(continued)                                and shall be limited to the
                                           applicable LIMIT OF LIABILITY stated
                                           in ITEM 2. of the DECLARATIONS of
                                           this Bond irrespective of the total
                                           amount of such loss or losses and
                                           shall not be cumulative in amounts
                                           from year to year or from period to
                                           period.

                                      All acts, as specified in c. above, of any one person which

                                      i.   directly or indirectly aid in any way
                                           wrongful acts of any other person or
                                           persons, or

                                      ii.  permit the continuation of wrongful
                                           acts of any other person or persons

                                      whether such acts are committed with or
                                      without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery                        6.   This Bond applies only to loss first
                                      discovered by an officer of the ASSURED
                                      during the BOND PERIOD. Discovery occurs
                                      at the earlier of an officer of the
                                      ASSURED being aware of:

                                      a.   facts which may subsequently result
                                           in a loss of a type covered by this
                                           Bond, or

                                      b.   an actual or potential claim in which
                                           it is alleged that the ASSURED is
                                           liable to a third party,

                                      regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof -      7.   a. The ASSURED shall give the COMPANY
Legal Proceedings Against             notice thereof at the earliest practicable
Company                               moment, not to exceed sixty (60) days
                                      after discovery of loss, in an amount that
                                      is in excess of 50% of the applicable
                                      DEDUCTIBLE AMOUNT, as stated in ITEM 2. of
                                      the DECLARATIONS.

                                      b.   The ASSURED shall furnish to the
                                           COMPANY proof of loss, duly sworn to,
                                           with full particulars within six (6)
                                           months after such discovery.

                                      c.   Securities listed in a proof of loss
                                           shall be identified by certificate or
                                           bond numbers, if issued with them.

                                      d.   Legal proceedings for the recovery of
                                           any loss under this Bond shall not be
                                           brought prior to the expiration of
                                           sixty (60) days after the proof of
                                           loss is filed with the COMPANY or
                                           after the expiration of twenty-four
                                           (24) months from the discovery of
                                           such loss.

                                      e.   This Bond affords coverage only in
                                           favor of the ASSURED. No claim, suit,
                                           action or legal proceedings shall be
                                           brought under this Bond by anyone
                                           other than the ASSURED.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Notice To Company - Proof -           f.   Proof of loss involving VOICE
Legal Proceedings Against                  INITIATED FUNDS TRANSFER INSTRUCTION
Company (continued)                        shall include electronic recordings
                                           of such instructions.

Deductible Amount                8.   The COMPANY shall not be liable under any
                                      INSURING CLAUSES of this Bond on account
                                      of loss unless the amount of such loss,
                                      after deducting the net amount of all
                                      reimbursement and/or recovery obtained or
                                      made by the ASSURED, other than from any
                                      Bond or policy of insurance issued by an
                                      insurance company and covering such loss,
                                      or by the COMPANY on account thereof prior
                                      to payment by the COMPANY of such loss,
                                      shall exceed the DEDUCTIBLE AMOUNT set
                                      forth in ITEM 3. of the DECLARATIONS, and
                                      then for such excess only, but in no event
                                      for more than the applicable LIMITS OF
                                      LIABILITY stated in ITEM 2. of the
                                      DECLARATIONS.

                                      There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                      sustained by any INVESTMENT COMPANY.

Valuation                        9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                                      The value of any loss of PROPERTY
                                      consisting of books of account or other
                                      records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                      The value of any loss of PROPERTY other
                                      than books of account or other records
                                      used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                      In the case of a loss of interim
                                      certificates, warrants, rights or other
                                      securities, the production of which is
                                      necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                      OTHER PROPERTY

                                      The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

CONDITIONS AND LIMITATIONS
(continued)

Securities Settlement            10.  In the event of a loss of securities
                                      covered under this Bond, the COMPANY may,
                                      at its sole discretion, purchase
                                      replacement securities, tender the value
                                      of the securities in money, or issue its
                                      indemnity to effect replacement
                                      securities.

                                      The indemnity required from the ASSURED
                                      under the terms of this Section against
                                      all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                      a.   for securities having a value less
                                           than or equal to the applicable
                                           DEDUCTIBLE AMOUNT - one hundred
                                           (100%) percent;

                                      b.   for securities having a value in
                                           excess of the DEDUCTIBLE AMOUNT but
                                           within the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT bears to the value
                                           of the securities;

                                      c.   for securities having a value greater
                                           than the applicable LIMIT OF
                                           LIABILITY - the percentage that the
                                           DEDUCTIBLE AMOUNT and portion in
                                           excess of the applicable LIMIT OF
                                           LIABILITY bears to the value of the
                                           securities.

                                      The value referred to in Section 10.a.,
                                      b., and c. is the value in accordance with
                                      Section 9, VALUATION, regardless of the
                                      value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                      The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                      The ASSURED shall pay the proportion of
                                      the Company's premium charge for the
                                      Company's indemnity as set forth in
                                      Section 10.a., b., and c. No portion of
                                      the LIMIT OF LIABILITY shall be used as
                                      payment of premium for any indemnity
                                      purchased by the ASSURED to obtain
                                      replacement securities.

Subrogation - Assignment -       11.  In the event of a payment under this Bond,
Recovery                              the COMPANY shall be subrogated to all of
                                      the ASSURED'S rights of recovery against
                                      any person or entity to the extent of such
                                      payment. On request, the ASSURED shall
                                      deliver to the COMPANY an assignment of
                                      the ASSURED'S rights, title and interest
                                      and causes of action against any person or
                                      entity to the extent of such payment.

                                      Recoveries, whether effected by the
                                      COMPANY or by the ASSURED, shall be
                                      applied net of the expense of such
                                      recovery in the following order:

                                      a.   first, to the satisfaction of the
                                           ASSURED'S loss which would otherwise
                                           have been paid but for the fact that
                                           it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second, to the COMPANY in
                                           satisfaction of amounts paid in
                                           settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction
                                           of the applicable DEDUCTIBLE AMOUNT,
                                           and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Subrogation - Assignment -            d.  fourth, to the ASSURED in satisfaction
Recovery (continued)                      of any loss suffered by the ASSURED
                                          which was not covered under this Bond.

                                      Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured           12.  At the COMPANY'S request and at reasonable
                                      times and places designated by the
                                      COMPANY, the ASSURED shall:

                                      a.  submit to examination by the COMPANY
                                          and subscribe to the same under oath,

                                      b.  produce for the COMPANY'S examination
                                          all pertinent records, and

                                      c.  cooperate with the COMPANY in all
                                          matters pertaining to the loss.

                                      The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination                      13.  If the Bond is for a sole ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting
                                      party to the affected party and to the
                                      Securities and Exchange Commission,
                                      Washington, D.C., not less than sixty (60)
                                      days prior to the effective date of such
                                      termination.

                                      If the Bond is for a joint ASSURED, it
                                      shall not be terminated unless written
                                      notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT
                                      COMPANIES and to the Securities and
                                      Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                      This Bond will terminate as to any one
                                      ASSURED, other than an INVESTMENT COMPANY:

                                      a.  immediately on the taking over of such
                                          ASSURED by a receiver or other
                                          liquidator or by State or Federal
                                          officials, or

                                      b.  immediately on the filing of a
                                          petition under any State or Federal
                                          statute relative to bankruptcy or
                                          reorganization of the ASSURED, or
                                          assignment for the benefit of
                                          creditors of the ASSURED, or

                                      c.  immediately upon such ASSURED ceasing
                                          to exist, whether through merger into
                                          another entity, disposition of all of
                                          its assets or otherwise.

                                      The COMPANY shall refund the unearned
                                      premium computed at short rates in
                                      accordance with the standard short rate
                                      cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

CONDITIONS AND LIMITATIONS

Termination (continued)               If any partner, director, trustee, or
                                      officer or supervisory employee of an
                                      ASSURED not acting in collusion with an
                                      EMPLOYEE learns of any dishonest act
                                      committed by such EMPLOYEE at any time,
                                      whether in the employment of the ASSURED
                                      or otherwise, whether or not such act is
                                      of the type covered under this Bond, and
                                      whether against the ASSURED or any other
                                      person or entity, the ASSURED:

                                      a.  shall immediately remove such EMPLOYEE
                                          from a position that would enable such
                                          EMPLOYEE to cause the ASSURED to
                                          suffer a loss covered by this Bond;
                                          and

                                      b.  within forty-eight (48) hours of
                                          learning that an EMPLOYEE has
                                          committed any dishonest act, shall
                                          notify the COMPANY, of such action and
                                          provide full particulars of such
                                          dishonest act.

                                      The COMPANY may terminate coverage as
                                      respects any EMPLOYEE sixty (60) days
                                      after written notice is received by each ASSURED INVESTMENT COMPANY and the
                                      Securities and Exchange Commission,
                                      Washington, D.C. of its desire to
                                      terminate this Bond as to such EMPLOYEE.

Other Insurance                  14.  Coverage under this Bond shall apply only
                                      as excess over any valid and collectible
                                      insurance, indemnity or suretyship
                                      obtained by or on behalf of:

                                      a.  the ASSURED,

                                      b.  a TRANSPORTATION COMPANY, or

                                      c.  another entity on whose premises the
                                          loss occurred or which employed the
                                          person causing the loss or engaged the
                                          messenger conveying the PROPERTY
                                          involved.

Conformity                       15.  If any limitation within this Bond is
                                      prohibited by any law controlling this
                                      Bond's construction, such limitation shall
                                      be deemed to be amended so as to equal the
                                      minimum period of limitation provided by
                                      such law.

Change or Modification           16.  This Bond or any instrument amending or
                                      affecting this Bond may not be changed or
                                      modified orally. No change in or
                                      modification of this Bond shall be
                                      effective except when made by written
                                      endorsement to this Bond signed by an
                                      authorized representative of the COMPANY.

                                      If this Bond is for a sole ASSURED, no
                                      change or modification which would
                                      adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange
                                      Commission, Washington, D.C., by the
                                      acting party.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

(CHUBB LOGO)

CONDITIONS AND LIMITATIONS

Change or Modification           If this Bond is for a joint ASSURED, no
(continued)                      charge or modification which would
                                 adversely affect the rights of the ASSURED
                                 shall be effective prior to sixty (60)
                                 days after written notice has been
                                 furnished to all insured INVESTMENT
                                 COMPANIES and to the Securities and
                                 Exchange Commission, Washington, D.C., by
                                 the COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 1 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                   TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     12.  Telefacsimile Instruction

          Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other PROPERTY or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a CUSTOMER, financial institution or another office of the ASSURED by TELEFACSIMILE directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or PROPERTY or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such TELEFACSIMILE instructions:

          a. bear a valid test key exchanged between the ASSURED and a CUSTOMER or another financial institution with authority to use such test key for TELEFACSIMILE instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

          b. fraudulently purport to have been sent by such CUSTOMER or financial institution when such TELEFACSIMILE instructions were transmitted without the knowledge or consent of such CUSTOMER or financial institution by a person other than such CUSTOMER or financial institution and which bear a FORGERY of a signature, provided that the TELEFACSIMILE instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the CUSTOMER, or an employee of another financial institution.

2. By deleting from Section 1., Definitions, the definition of CUSTOMER in its entirety, and substituting the following:

     d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION or TELEFACSIMILE Instruction.


ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                         Page 1 of 2

3.   By adding to Section 1., Definitions, the following:

     r. TELEFACSIMILE means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document. TELEFACSIMILE does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4. By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

     j. loss resulting directly or indirectly from TELEFACSIMILE instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 19, 2005


                                        By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-2367 (Rev. 10-03)                                         Page 2 of 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 2 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     "13. Stop Payment Order or Refusal to Pay Check

          Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

          a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

          b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

     "Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 13

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

     a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

     b.   loss arising out of:

          (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

          (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

          (3)  discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 19, 2005


                                        By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-2365 (Ed. 10-00)

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 3 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                   AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     14.  Automated Telephone System Transaction

          Loss resulting directly from the ASSURED having transferred funds on the faith of any AUTOMATED PHONE SYSTEM (APS) TRANSACTION, where the request for such APS TRANSACTION is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS DESIGNATED PROCEDURES. A single failure of the ASSURED to maintain and follow a particular APS DESIGNATED PROCEDURE in a particular APS TRANSACTION will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

     s. APS DESIGNATED PROCEDURES means all of the following procedures:

          (1) No APS TRANSACTION shall be executed unless the shareholder or unitholder to whose account such an APS TRANSACTION relates has previously elected to APS TRANSACTIONS. (Election in Application)

          (2) All APS TRANSACTIONS shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

               Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (3) The caller in any request for an APS TRANSACTION, before executing that APS TRANSACTION must enter a personal identification number (PIN), social security number and account number. (Identity Test)

               If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)


ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                          Page 1 of 3

          (4) A written confirmation of any APS TRANSACTION or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such APS TRANSACTION. (Written Confirmation)

          (5) Access to the equipment which permits the entity receiving the APS TRANSACTION request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

     t. APS ELECTION means any election concerning various account features available to the shareholder or unitholder which is made through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

     u. APS EXCHANGE means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the AUTOMATED PHONE SYSTEM by means of information transmitted by an individual caller through use of an AUTOMATED PHONE SYSTEM.

     v. APS PURCHASE means any purchase of shares or units issued by an INVESTMENT COMPANY which is requested through an AUTOMATED PHONE SYSTEM.

     w. APS REDEMPTION means any redemption of shares or units issued by an INVESTMENT COMPANY which it requested through the telephone by means of information transmitted by an individual caller through use of a AUTOMATED PHONE SYSTEM.

     x. APS TRANSACTION means any APS PURCHASE, APS REDEMPTION, APS ELECTION or APS EXCHANGE.

     y. AUTOMATED PHONE SYSTEM means an automated system which receives and converts to executable instructions transmissions through the AUTOMATED PHONE SYSTEM through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.   By adding the following Section after Section 4., Specific
     Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

     Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 14

     THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER UNDER INSURING CLAUSE 14:

     Loss resulting from:

     a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

          (1)  the shares or units of record,

          (2)  a person designated to receive redemption proceeds, or

          (3)  a bank account designated to receive redemption proceeds, or

     b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an AUTOMATED PHONE SYSTEM or in writing, at least thirty
          (30) days prior to such redemption, or


ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                          Page 2 of 3

(CHUBB LOGO)

     c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 19, 2005                By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-2345 (Ed. 10-00)                                          Page 2 of 3

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 4 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                       UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     15.  Unauthorized Signature

          Loss resulting directly from the ASSURED having accepted, paid or cashed any check or WITHDRAWAL ORDER made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

          It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

     z. INSTRUCTION means a written order to the issuer of an UNCERTIFICATED SECURITY requesting that the transfer, pledge or release from pledge of the specified UNCERTIFICATED SECURITY be registered.

     aa. UNCERTIFICATED SECURITY means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

          (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

          (2) of a type commonly dealt in on securities exchanges or markets, and

          (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.


ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                          Page 1 of 2
     bb. WITHDRAWAL ORDER means a non-negotiable instrument, other than an INSTRUCTION, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 19, 2005                By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-5602 (Ed. 10-03)                                          Page 2 of 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No: 5 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties, conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

     Notice Of Termination

     Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

     If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

     All notice of cancellation shall state the reason(s) for cancellation.

     There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

     Notice Of Nonrenewal

     If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

     Such notice shall contain all of the following:

     a.   Bond Number:

     b.   Date of Notice;

     c.   Reason for Cancellation;

     d.   Expiration Date of the Bond;

     e.   Effective Date and Hour of Cancellation.

     Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

(CHUBB LOGO)

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 19, 2005                By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

(CHUBB LOGO)

Effective date of
this endorsement: September 12, 2005   FEDERAL INSURANCE COMPANY
                                       Endorsement No.: 6 BOND
                                       To be attached to and form a part of BOND
                                       Number: 81906671

Issued to: CITIZENS ADVISERS, INC.

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: September 19, 2005                By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No.: 7 BOND
                                                       BOND Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                      NEW HAMPSHIRE AMENDATORY ENDORSEMENT

It is agreed that this BOND is amended as follows:

1.   By adding to Section 17., Termination, the following:

     "Grounds For Cancellation

     The COMPANY may cancel this BOND for one or more of the following reasons:

     1.   Nonpayment of premium; or

     2. Fraud or material misrepresentation affecting the BOND or in the presentation of a claim thereunder, or violation of any of the terms and conditions of the BOND; or

     3. Substantial increase in hazard; provided that cancellation for this reason shall be effective only after prior approval of the Commissioner.

     This Section shall not apply to any BOND which has been in effect less than sixty (60) days at the time notice of cancellation is filed or delivered by the COMPANY unless it is a renewal policy.

     This Section shall not apply to nonrenewal.

     Notice Of Cancellation

     No notice of cancellation shall be effective unless mailed or delivered by the COMPANY to the ASSURED at least sixty (60) days prior to the effective date of cancellation; provided, however, that where cancellation is for nonpayment of premium or substantial increase in hazard, at least ten (10) days' notice of cancellation shall be given. In all instances, the reason or reasons for cancellation shall accompany or be included in the notice of cancellation. The COMPANY shall not be held liable in any claim or suit for damages arising solely from the COMPANY'S compliance with the requirement that the reason for cancellation be specified.

     Notice of cancellation under this Section shall be by certified mail, except that in the case of cancellation for nonpayment of premium, notice shall be by certified mail or certificate of mailing.

     The Commissioner shall have the authority to waive any provision of this paragraph upon the written request of a COMPANY specifying the reasons therefor.


State Amendatory-General Use
Form 17-02-1428 (Ed. 1-97)                                                Page 1

     Notice Of Nonrenewal

     No COMPANY shall refuse to renew a BOND at its expiration or anniversary, if written for a term of more than one (1) year, unless the COMPANY or its agent shall mail or deliver to the ASSURED at the address shown in the BOND, at least sixty (60) days' advance notice of its intention not to renew. This Section shall not apply if other provisions of RSA 417-A or 417-B are applicable and controlling or if the COMPANY has manifested its willingness to renew, or in case of nonpayment of premium, or if the ASSURED fails to pay any advance premium required by the COMPANY for renewal. However, notwithstanding the failure of a COMPANY to comply with this Section, the BOND shall terminate on the effective date of any other insurance BOND with respect to any property designated in both BOND. Renewal of a BOND shall not constitute a waiver or estoppel with respect to grounds for cancellation which existed before the effective date of such renewal.

     Renewal Premium

     If the COMPANY has the necessary information to issue the renewal BOND, the COMPANY shall confirm in writing at least thirty (30) days prior to expiration its intention to renew the BOND and the premium at which the policy is to be renewed. The ASSURED shall have the right to renew the policy at this premium.

     A COMPANY not complying with this paragraph shall grant its ASSURED renewal coverage at the rate or premium in effect under the expiring or expired BOND or at rates in effect on the expiration date, which have been approved by the Commissioner. This shall be done on a pro rata basis and shall continue for thirty (30) days after the COMPANY confirms renewal coverage and premium. This paragraph shall not apply if the ASSURED accepts the renewal policy.

     Premium Increase-Constructive Nonrenewal

     Any premium increase of more than twenty-five (25%) percent shall be considered a constructive nonrenewal and the notice provisions of RSA 417-C:3-4 shall apply."

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.


Date: September 19, 2005                By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


State Amendatory-General Use
Form 17-02-1428 (Ed. 1-97)                                                Page 2

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No: 8 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

CITIZENS ADVISERS, INC.
CITIZENS CORE GROWTH FUND
CITIZENS SMALL CAP CORE GROWTH FUND
CITIZENS EMERGING GROWTH FUND
CITIZENS VALUE FUND
CITIZENS BALANCED FUND
CITIZENS GLOBAL EQUITY FUND
CITIZENS INCOME FUND
CITIZENS ULTRA SHORT BOND FUND
CITIZENS MONEY MARKET FUND
CITIZENS 300 FUND
CITIZENS SMALL CAP VALUE FUND
CITIZENS SECURITIES, INC.

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 19, 2005


                                        By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-6272 (Ed. 8-04)                                                Page 1

(CHUBB LOGO)

                                                       FEDERAL INSURANCE COMPANY
                                                       Endorsement No: 9 BOND
                                                       Bond Number: 81906671

NAME OF ASSURED: CITIZENS ADVISERS, INC.

                         GENERAL TERMINATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

No termination of this Bond as an entirety by the COMPANY shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to:

CITIZENS ADVISERS, INC.
ONE HARBOUR PLACE
PORTSMOUTH, N H 03801

If the Bond as an entirety terminates based on the occurrence of any of the events described in a., b., or c. of the third paragraph of this Section 13., the COMPANY shall endeavor to provide written notice as soon as practicable of such termination to:

NASD
260 FRANKLIN STREET, 16TH FLOOR
BOSTON, MA 02110

This Endorsement applies to loss discovered after 12:01 a.m. on September 12, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 19, 2005


                                        By /s/ Robert Hamburger
                                           -------------------------------------
                                           Robert Hamburger
                                           Authorized Representative


ICAP Bond
Form 17-02-7052 (Ed. 4-05)                                                Page 1

(CHUBB LOGO)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                        AS MANAGER OF THE MEMBER INSURERS OF THE
                                              CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$-0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

                         AGREEMENT RELATING TO INSURANCE

     THIS AGREEMENT RELATING TO INSURANCE made as of February 25, 2002 (this "Agreement") by and among:

     (a) the following series of Citizens Funds, a Massachusetts business trust (the "Trust"): Citizens Core Growth Fund, Citizens Emerging Growth Fund, Citizens Small Cap Core Growth Fund, Citizens Value Fund, Citizens Global Equity Fund, Citizens International Growth Fund, Citizens Income Fund and Citizens Money Market Fund (collectively, the "Funds");

     (b)  Citizens Advisers, Inc., a New Hampshire corporation (the "Adviser");

     (c) Citizens Securities, Inc., a New Hampshire Corporation (the "Distributor" and, together with the Funds and the Adviser, the "Insureds"); and

     (d)  such other parties as may join this Agreement as provided below.

     WHEREAS, each of the Funds is an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

     WHEREAS, the Adviser acts as investment adviser to each of the Funds and may, from time to time hereafter, act in the same capacity with respect to other clients, including other investment companies;

     WHEREAS, the Distributor acts as distributor with respect to the shares of each of the Funds and may, from time to time hereafter, act in the same capacity with respect to other clients, including other investment companies;

     WHEREAS, the Funds, the Adviser and the Distributor are named insureds under a fidelity bond (as it may be amended and/or restated from time to time, the "Fidelity Bond") issued by Great American Insurance Company or such other insurers as from time to time may provide the Fidelity Bond;

     WHEREAS, the Funds, the Adviser and the Distributor are named insureds under an errors and omissions liability policy (as it may be amended and/or restated from time to time, collectively the "E&O Policy") issued by CHUBB/Federal Insurance Company or such other insurers as from time to time may provide the E&O Policy; and

     WHEREAS, the parties desire to establish the criteria by which the premium for and coverage under each of the Fidelity Bond and the E&O Policy shall be allocated;

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties do hereby agree as follows:

     1. ALLOCATION OF PREMIUMS.

     (a) Fifteen percent (15%) of the annual premium for each policy year with respect to the Fidelity Bond shall be borne by the Adviser and eighty-five percent (85%) of such annual premium shall be borne by the Funds. The portion of the annual premium to be borne by the Funds for each policy year shall be divided among the Funds based upon their respective total assets at the close of business on June 30 of the prior policy year.

     (b) The annual premium for the E&O Policy shall be allocated among the Adviser and the Funds on the same basis as the annual premium for the Fidelity Bond.

     2. ALLOCATION OF COVERAGE.

     (a) In no case shall any Insured that is not a Fund with respect to any policy year collect payments under the Fidelity Bond (whether in respect of related or unrelated claims) such that, after taking into account any amounts previously collected under the Fidelity Bond with respect to that policy year, the available coverage remaining under the Fidelity Bond for that policy year is either (i) less than fifty percent (50%) of the total coverage provided for under the Fidelity Bond prior to reduction for any claims, or (ii) insufficient to provide for any Fund the minimum coverage required by paragraph (d)(i) of Rule 17g-1 under the 1940 Act, after taking into account amounts previously collected by that Fund under the Fidelity Bond with respect to that policy year.

     (b) In no case shall any Fund with respect to any policy year collect payments under the Fidelity Bond (whether in respect of related or unrelated claims) totaling more than the greater of (i) fifty percent (50%) of the total coverage provided for under the Fidelity Bond prior to reduction for any claims, and (ii) the minimum coverage required by paragraph (d)(i) of Rule 17g-1 under the 1940 Act.

     (c) In the event that the claims of loss of two or more Insureds under the Fidelity Bond are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the applicable coverage limits for such claims, or in the event that at any time the claims of two or more Insureds under the Fidelity Bond for any other reason exceed the applicable coverage limits for such claims, the following rules for determining, as among such Insureds, the priority of satisfaction of the claims under the Fidelity Bond shall apply:

     (i) first, to each Fund such that it receives an amount at least equal to the amount that it would have received had it maintained a separate fidelity bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act; and

     (ii) second, subject to any requirements of the 1940 Act or other applicable laws or regulations, the remaining coverage shall be divided on a ratable basis among the Insureds according to the respective amounts of such claims of each of the Insureds, net of any payments under paragraph (i) above.

     (d) In the event that the claims of loss of two or more Insureds under the E&O Policy are so related that the insurer is entitled to assert that the claims must be aggregated with the result that the claims exceed the applicable coverage limits for such claims, or in the event that at any time the claims of two or more Insureds under the E&O Policy for any other reason exceed the applicable coverage limits for such claims, the available coverage shall be divided on a ratable basis among the Insureds according to the respective amounts of such claims of each of the Insureds.

     (e) Each Insured shall promptly after making any claims under the E&O Policy or collecting any payments under the E&O Policy give each other Insured a notice that (i) makes reference to this Agreement, (ii) sets forth the date and amount of such claim or payment, and (iii) subject to any applicable confidentiality requirements, outlines the basis for such claim or payment.

     (f) Each Insured shall promptly after making any claims under the Fidelity Bond or collecting any payments under the Fidelity Bond give each other Insured a notice that (i) makes reference to this Agreement, (ii) sets forth the date and amount of such claim or payment, and (iii) subject to any applicable confidentiality requirements, outlines the basis for such claim or payment.

     3. RENEWAL AND TERMINATION.

     (a) This Agreement shall continue for each successive policy year of the E&O Policy and the Fidelity Bond, subject to the rights of the parties to withdraw from this Agreement under Section 3(b).

     (b) Any party to either the E&O Policy or the Fidelity Bond may cease to participate in the E&O Policy or the Fidelity Bond, as the case may be, and accordingly cease to be bound by the terms of this Agreement with respect thereto, with effect from the end of any policy year applicable to the E&O Policy or the Fidelity Bond, as the case may be, on the giving of written notice to each other party to this Agreement not less than fifteen (15) days prior to the end of such policy year. Such notice shall have no effect with respect to the allocation of premiums or coverage payable under or in respect of insurance in force prior to the end of such policy year.

     4. PRIOR AGREEMENTS. This Agreement hereby supersedes all prior or contemporaneous agreements among the parties hereto (or any two or more of them) (which other agreements may include other parties) relating to the subject matter hereof.

     5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

     6. AMENDMENTS. This Agreement may be amended or modified with the prior written consent of the parties hereto.

     7. HEADINGS. The section references in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

     8. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original and all of which shall constitute one and the same instrument. In proving this Agreement it shall not be necessary to submit more than one counterpart executed by each party hereto.

     9. ADDITIONAL PARTIES. Any series of the Trust that is both (a) an investment company registered under the 1940 Act and (b) a named insured of the Fidelity Bond or the E&O Policy may join this Agreement by executing a copy of this Agreement or an instrument satisfactory to the Adviser evidencing the joinder of such party to this Agreement. Any such additional party shall be included as a Fund for all purposes of this Agreement.

     10. PROTECTION OF TRUSTEES.

     (a) The Amended and Restated Declaration of Trust of the Trust dated as of July 3, 2001 is on file with the Secretary of The Commonwealth of Massachusetts.

     (b) This Agreement is executed on behalf of each Fund and not on behalf of the trustees or officers of any such Fund individually, and the obligations of this Agreement are not binding upon any of such trustees, such officers, or the shareholders of any such Fund individually but are binding only upon the assets and property of such Fund.

     (c) The obligations of each Fund are binding upon that Fund only and not upon any other series of the Trust.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as a sealed instrument by their officers hereunto duly authorized all as of the day and year first above written.

                                        CITIZENS FUNDS

                                        On behalf of its series, Citizens Core
                                        Growth Fund, Citizens Emerging Growth
                                        Fund, Citizens Small Cap Core Growth
                                        Fund, Citizens Value Fund, Citizens
                                        Global Equity Fund, Citizens
                                        International Growth Fund, Citizens
                                        Income Fund and Citizens Money Market
                                        Fund


                                        By: /s/ John L. Shields
                                            ------------------------------------
                                        Title: President


                                        CITIZENS ADVISERS, INC.


                                        By: /s/ John L. Shields
                                            ------------------------------------
                                        Title: President and CEO


                                        CITIZENS SECURITIES, INC.


                                        By: /s/ John L. Shields
                                            ------------------------------------
                                        Title: President and CEO

PROPOSED RESOLUTIONS

     RESOLVED, that the Trust, Citizens Advisers and Citizens Securities, Inc. ("Citizens Securities") be named as joint insured under a fidelity bond having an aggregate coverage of $5 million against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the parties named as insured from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     FURTHER RESOLVED, that the proposed form and amount of the fidelity bond considered at this Meeting be, and the same hereby are, approved after consideration of all factors deemed relevant by the Trustees (all voting) and separately approved by vote of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act), including, but not limited to the parties named as insured on the bond and the nature of the business activities of those parties, the amount of the bond, the value of the aggregate assets of the parties named as insured on the bond to which any person covered under the bond may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of the parties' assets, and the nature of the securities in the parties' portfolio; and

     FURTHER RESOLVED, that the share of the premium to be allocated to the Trust for the bond, which is based upon its proportionate share of the sum of the premiums that would have been paid if such fidelity bond coverage had been purchased separately, be, and the same hereby is, approved by vote of a majority of the Trustees (all voting) and separately approved by vote of the Trustees who are not "interested persons" of the Trust (as defined in the 1940 Act), after having given due consideration to, among other things, the number of other parties insured under the bond, the nature of the business activities of those other parties, the amount of the bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust under the bond is less than the premium it would have had to pay had it provided and maintained a single insured bond; and

     FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to obtain said fidelity bond in substantially the form discussed at this Meeting with the other named insureds under said bond providing that in the event that any recovery is received under the bond as a result of a loss sustained by a Trust and also by another insured, it shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and

     FURTHER RESOLVED, that the continuation of the agreement regarding the acquisition of a Joint Fidelity Bond (the "Agreement"), among the Trust, Citizens

     Advisers and Citizens Securities is hereby ratified, approved and confirmed with respect to the joint bond authorized pursuant to the foregoing resolutions; and

     FURTHER RESOLVED, that the Secretary of the Trust be, and is, hereby designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

(GLOBE IMAGE)           THEODORE LIFTMAN INSURANCE, INC.
                              FINANCIAL INSURANCE

                     Liftman Insurance Agency Co. (NC, TX)
                       Liftman Insurance Agency (NY, CA)
                           Theodore Liftman (FL, IA)

                101 Federal Street, 22nd Floor, Boston, MA 02110
                      Tel 617-439-9595 - Fax 617-439-3099

                                                               INVOICE

                                                    CLIENT  Citizens Funds'
                                                                             306
                                                    DATE    08/31/2006
                                                    CLIENT  Theodore Liftman Ins
                                                    SERVICE Andrew Fotopulos
                                                    PAGE    1 of 1

                                                         PAYMENT INFORMATION

                                                    INVOICE SUMMARY
                                                    PAYMENT AMOUNT      3,311.00
                                                    PAYMENT FOR: Invoice #28012
                                                    81906671

                                                                       THANK YOU

CITIZENS FUNDS'
ATTN: ACCOUNTS PAYABLE
ONE HARBOUR PLACE, SUITE 400
PORTSMOUTH, NH 03801

                   PLEASE DETACH AND RETURN WITH YOUR PAYMENT

Client: Citizens Funds'

INVOICE    EFFECTIVE   TRANSACTION     DESCRIPTION                              AMOUNT
-------    ---------   -----------     -----------                              ------
 28012    09/12/2006   Policy change   Policy #81906671 09/12/2005-12/31/2006
                                       Chubb
                                       Mutual Fund Bond - Extension to          3,311.00
                                       12/31/2006

                  PREMIUMS ARE DUE ON THE POLICY EFFECTIVE DATE
               PAYMENTS MUST BE IN U.S. FUNDS DRAWN ON A U.S. BANK

                                                                        TOTAL
                                                                                --------
                                                                                3,311.00
                                                                                ========

                                                                       THANK YOU

Theodore Liftman Insurance, Inc.                                         DATE
(617)439-9595                                                         08/31/2006

                                 www.liftman.com